Exhibit 99.3
April 20, 2009
Conflicts Committee of the Board of Directors
Hiland Partners GP, LLC
As general partner of Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Members of the Conflicts Committee:
     I recognize and appreciate the careful consideration you and your advisors have been giving my proposal to acquire all the outstanding common units of the Hiland Partners, LP (the “Partnership”) not owned by Hiland Holdings GP, LP (“HPGP”) contained in my letter dated January 15, 2009 (the “Original Proposal Letter”). As you know, since that time, continued declines in natural gas prices and drilling activity along the Partnership’s systems have negatively impacted the Partnership’s current and long-term projected throughput volumes, midstream segment margins and cash flows.
     In light of these developments, I am revising my proposal to a cash purchase price of $7.75 per common unit. I am concurrently delivering a letter to the conflicts committee of the board of directors of the general partner of HPGP revising my proposal to acquire all of the outstanding common units of HPGP not owned by me, my affiliates or the Hamm family trusts to a cash purchase price of $2.40 per common unit.
     Except as revised herein, the terms of my proposal remain as outlined in the Original Proposal Letter. The proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to the proposal or any other transaction shall be created until such time as mutually satisfactory definitive documentation is executed and delivered. I expect to make appropriate filings on Schedule 13D disclosing the revision to my proposals with respect to the Partnership and HPGP promptly after delivery of this letter.
     I remain of the view that a going-private transaction is the best strategic alternative currently available to the Partnership to maximize unitholder value during a time of significant market and industry turmoil. Should you have any questions, please do not hesitate to contact me.

Sincerely,
/s/ Harold Hamm
Harold Hamm

cc:	Edward D. Doherty Michael L. Greenwood Rayford T. Reid Joseph Griffin Matthew S. Harrison